SOLVAY

SECRETARIAT GENERAL - CORPORATE COMMUNICATIONS

SG-CC : MJT

04012292

SUPPL

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

Brussels, January 15, 2004

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press release issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer

Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

SOLVAY

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : http://www.solvay.com

PRESS RELEASE

Embargo : January 15 at 8:30 AM (Brussels time)

SOLVAY, KOBELCO ECO-SOLUTIONS CREATE JOINT VENTURE TO INTRODUCE VINYLOOP® IN JAPAN

First Asian Unit of Solvay's Innovative PVC Recycling Process Scheduled for 2005

Solvay and Kobelco Eco-Solutions announce today that they have signed a joint venture agreement with a view to set up an industrial unit of Solvay's Vinyloop® Polyvinyl Chloride (PVC) recycling process in Japan, under the name Kobelco Vinyloop® East Co.,Ltd. Kobelco Eco-Solutions is to own 66% of the joint company, while Nippon Solvay will hold the remaining 34% stake. The agreement proceeds from extensive feasibility, market and technical studies (Solvay Press Release of August 30, 2001). Pending government approval, both companies are planning to launch Asia's first Vinyloop® industrial unit at the end of 2005. In a first step, production should be built up to 12,000 tons of recycled PVC per year.

Current plans pertain to setting up the Vinyloop® unit in the Prefecture of Chiba, South-East of Tokyo, for the recycling of PVC material from used cables and agricultural foils from greenhouses. The new facility will also operate as a pilot plant for the recycling of automotive parts. The joint venture intends to diversify into the recovery of other PVC waste, such as wall paper, which would be treated in this plant.

"Our joint venture will benefit from the combined qualities of its parents - including the experience Solvay gained from the first Vinyloop® industrial unit, which was launched in Ferrara, Italy, in February 2002," said Patrick Crucifix, Solvay's Vinyloop® project leader. "Our objective would be to breathe new life into PVC waste and turn it into new, economical material with important applications in the building and farming sectors," Crucifix added.

"Solvay's Vinyloop® Process will accelerate the operation of mechanical recycling in Japan to reuse waste PVC plastic to make new PVC," said Yasuaki Hirata, President of Kobelco Eco-Solutions. "As the high reputation of this technology has supported our marketing activity, this joint company can be expected to be competitive and successful", he said.

One of the advantages of PVC is that it is totally soluble in certain solvents. Using this characteristic, the Vinyloop® technology developed by Solvay Research & Technology allows the complete separation of PVC material from other components, which are combined with PVC in many applications. The biodegradable solvents are used in a closed circuit and regenerate PVC of a quality equivalent to the original product. This efficient and competitive technology provides the answer to one of the obstacles generally faced in recycling composite materials: to separate various intimately linked materials. Details are available at the new Internet site www.vinyloop.com.

Solvay's initiatives in the field of recycling are part of its "Responsible Care®" commitment for continual progress in terms of eco-efficiency, the key for a more sustainable development.

Kobelco Eco-Solutions Co.,Ltd was created on October 1, 2003 in Japan, through the combination of **Kobe Steel, Ltd.**'s environmental business with Shinko Pantec Co.,Ltd. As a result, Kobelco Eco-Solutions is able to step up development of advanced water treatment and sludge reduction technologies. In the solid waste treatment business, Kobelco Eco-Solutions plans to expand into new business area including PCB and Dioxin treatment, soil decontamination and PVC recycling. The company's 2003 turnover is expected to reach JPY 47 billion (EUR 343 million) for the year of 2003 with around 900 employees. For additional information, visit www.kobelco.co.jp/indexe.htm

Solvay is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2002 its consolidated sales amounted to EUR 7.9 billion generated by its four activity sectors: Chemicals, Plastics, Processing and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information, please contact:
SOLVAY S.A. Headquarters
Martial Tardy,
Corporate Press Officer
Tel : +32 2 509 72 30, Fax : +32 2 509 72 40
E-mail : martial.tardy@solvay.com

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